GABELLI ETFS TRUST

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Agreement”) is effective as of the [    ] day of [    ], 2020, by and between Gabelli ETFs Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, Gabelli Love Our Planet & People ETF (the “Fund”), and the investment adviser, Gabelli Funds, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of the Investment Advisory Agreement between the Fund and the Adviser dated as of the [    ] day of [    ], 2020 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to temporarily reduce the fee paid by the Fund to the Adviser;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. FEE WAIVER. The Adviser agrees to waive the Fund’s advisory fee of 0.90% of the Fund’s average daily net assets on the first $100 million in net assets effective as of the commencement of the Fund’s investment operations (the “Fee Waiver”). The Adviser shall not be permitted to recoup or recapture the Fee Waiver at any time.

2. EXAMPLE. For the avoidance of doubt, the Fee Waiver applies only on the first $100 million of the Fund’s net assets each day during the term of this Agreement. For example, if the Fund maintained net assets of $200 million each day during the term of this Agreement, the expense ratio would be 0% on the first $100 million and 0.90% on the second $100 million.

3. TERM. The Fee Waiver shall remain in effect from the commencement of the Fund’s investment operations for at least one year, unless sooner terminated by the Trust as provided herein.

4. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund (the “Board”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

5. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulation promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

GABELLI ETFS TRUST,		Gabelli Funds, LLC
on behalf of Gabelli Love Our Planet & People ETF

By:	/s/John C. Ball	By:
Name:	John C. Ball	Name:
Title:	President	Title:

[Signature Page to Expense Limitation Agreement]